SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission file number 1-892
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GOODRICH CORPORATION SAVINGS PLAN FOR ROHR EMPLOYEES
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578

REQUIRED INFORMATION
1.	Audited Financial Statements for the Goodrich Corporation Savings Plan for Rohr Employees Including:

The Report of Independent Registered Public Accounting Firm; Statements of Assets Available for Benefits as of December 31, 2006 and 2005; and Statement of Changes in Assets Available for Benefits for the year ended December 31, 2006.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION SAVINGS PLAN FOR ROHR EMPLOYEES

/s/ Kevin P. Heslin

Kevin P. Heslin Chairman of Goodrich Corporation Benefit Design and Administration Committee

June 22, 2007

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Goodrich Corporation Savings Plan for Rohr Employees
December 31, 2006 and 2005, and year ended December 31, 2006 with Report of Independent Registered Public Accounting Firm

Exhibit 23

Goodrich Corporation Savings Plan for Rohr Employees
Audited Financial Statements and Supplemental Schedule
December 31, 2006 and 2005 and
year ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Goodrich Corporation
Benefit Design and Administration Committee
We have audited the accompanying statements of net assets available for benefits of Goodrich Corporation Savings Plan for Rohr Employees as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Charlotte, North Carolina
June 22, 2007

Goodrich Corporation Savings Plan for Rohr Employees
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value (Note 3)	$80,837,771	$73,302,443

Net assets available for benefits	$80,837,771	$73,302,443

See accompanying notes to financial statements.

Goodrich Corporation Savings Plan for Rohr Employees
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions
Investment income:
Interest	$119,079
Dividends	6,940,552
Net appreciation in aggregate fair value of investments (Note 3)	757,446

7,817,077
Contributions from:
Participants	6,406,203
Goodrich Corporation	1,952,510

8,358,713

Total additions	16,175,790

Deductions
Benefit payments	8,355,997
Administrative expenses	31,714

Total deductions	8,387,711

Trust to trust transfers, net (Note 1)	(252,751)

Net increase	7,535,328

Net assets available for benefits at beginning of year	73,302,443

Net assets available for benefits at end of year	$80,837,771

See accompanying notes to financial statements.

Goodrich Corporation Savings Plan for Rohr Employees
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of Goodrich Corporation Savings Plan for Rohr Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) plan, first made effective January 1, 1966, and restated, as of December 1, 2001. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The purposes of the Plan are to provide eligible employees with the opportunity to accumulate personal savings on a pre-tax and after-tax basis with the assistance of Rohr, Inc. (the “Company”), which was acquired by Goodrich Corporation (“Goodrich”), formerly The B.F. Goodrich Company, and to permit participants to direct investment of their savings among a broad spectrum of investment funds, including a Goodrich stock fund, which shall be held for their benefit in the Plan.
During 2006, the fair value of trust to trust transfers of assets into the Goodrich Corporation Employees’ Savings Plan totaled $252,751, which related to employees moving from Rohr union status to salary status.
Participation in the Plan
The Plan generally covers employees covered by a collective bargaining agreement expressly providing for their participation. Such employees are eligible to participate as of their date of hire.
Contributions
Participants may make pre-tax or after-tax contributions up to 17% - 25% of their qualified gross pay, as defined in the Plan document. Maximum pre-tax participant contributions (which are limited by Internal Revenue Service regulations) were $15,000 for 2006. Goodrich contributes to each participating employee’s account an amount equal to 75% of the first 4% of pre-tax participant contributions. Participants age 50 or older can contribute pre-tax “catch-up” contributions to the Plan, subject to limitations.
Vesting Provisions
Participants vest 20% in Goodrich’s contributions and earnings thereon for each year in which they work at least 1,000 hours and are fully vested after five years.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and Goodrich’s contributions. The accounts are further adjusted for allocations of the Plan’s investment income or losses and administrative expenses.
Benefit Payments
Under the Plan, a participating employee or his or her legal successors will be entitled to a cash distribution of the vested value of the investments held in his or her account upon retirement, death, entry into the armed forces, permanent and total disability, layoff or termination for other reasons. Participants separating from service who meet certain requirements have the option of deferring distribution of the vested value of his or her account until age 70-1/2. Participants may elect to have Goodrich Stock Fund distributions paid in shares, with residual amounts (fractional shares) paid in cash. Distributions are paid in cash unless stock is requested.
A participant may make an in-service withdrawal, not more than once each Plan year, of an amount equal to all or a portion of the value of the vested portion of investments held in the participant’s account attributable to the participant’s after-tax and rollover contributions and Goodrich’s contributions subject to certain conditions set forth in the Plan document.

Goodrich Corporation Savings Plan for Rohr Employees
Notes to Financial Statements
December 31, 2006
A participant may make an in-service withdrawal of his or her pre-tax contributions upon incurring a financial hardship, subject to certain conditions as set forth in the Plan document.
Forfeiture of Interest
Upon a participant’s separation from service, the portion of investments attributable to contributions made by Goodrich which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is the earlier of the participant receiving a full distribution of the vested portion of the account balance or 60 consecutive months after separation from service. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant’s account.
All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by Goodrich. If the Plan is terminated, any forfeited amounts not yet applied against Goodrich contributions will accrue ratably to the remaining participants in the Plan at the date of termination.
Participant Loans
Participant loans consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 5 years and provide fixed interest rates based upon the federal short-term rate, which ranged from 2.45% to 7.25% during 2006. Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon the federal long-term rate, which ranged from 4.59% to 5.16% during 2006. Under either type of loan, participants may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum a participant may borrow is $500. In general, participant loans are repaid in equal bi-weekly installments through payroll deductions and are secured by the participant’s interest in the Plan.
Plan Termination
The Company expects the Plan to be permanent and to continue indefinitely, but since future conditions affecting the Company cannot be anticipated or foreseen, the Company reserves the right in its sole discretion to amend, modify or terminate the Plan at any time. Upon termination of the Plan, the entire amount of each participant’s account (including that portion of the account attributable to Goodrich’s contributions which would not otherwise be vested) shall become 100% vested and nonforfeitable.
2. Summary of Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
Investment Valuation
Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at the end of the year. The Goodrich Stock Fund is a unitized fund comprised of common stock of Goodrich and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. Participant loans are valued at their outstanding balance, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Goodrich Corporation Savings Plan for Rohr Employees
Notes to Financial Statements
December 31, 2006
3. Investments
The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2006	2005
Fidelity Management & Research Corp Growth and Income Portfolio	$18,540,764	$17,622,366
Fidelity Management & Research Corp Retirement Money Market Portfolio	9,466,717	7,976,247
Fidelity Management & Research Corp Short-Term Bond Portfolio	8,116,108	7,728,727
Fidelity Management & Research Corp Magellan Fund	7,098,699	6,590,232
Janus International Holding LLC Overseas Fund	5,088,729	3,575,853
Fidelity Management & Research Corp Contrafund	4,554,257	4,981,410
Goodrich Corporation Common Stock Fund	4,317,340	4,098,101
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as determined by quoted market prices by $757,446 as follows:

Registered Investment Companies	$324,694
Goodrich Corporation Common Stock Fund	432,752

$757,446

The Plan’s investment funds included the EnPro Stock Fund, which held shares of EnPro Industries, Inc. common stock that were received in May 2002 in connection with the spin-off of Goodrich’s Engineered Industrial Products segment. At the time of the spin-off, the Plan advised participants that the EnPro Stock Fund would no longer exist as an investment option in the Plan effective January 1, 2005. Shares of EnPro common stock held in the EnPro Stock Fund at January 1, 2005 were liquidated and the final balance invested in another investment option as determined by Goodrich.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Transactions with Parties-in-Interest
Goodrich pays certain legal and accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest that are prohibited transactions under ERISA section 3(14).
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Goodrich Corporation Savings Plan for Rohr Employees
EIN 95-1607455 Plan-003
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of Investment,
	Including Maturity Date, Rate of
Identity of Issuer, Borrower, Lessor or Similar Party	Interest, Par or Maturity Value	Current Value
Fidelity Management & Research Corp	Fidelity Growth and Income Portfolio*	$18,540,764
Fidelity Management & Research Corp	Fidelity Magellan Fund*	7,098,699
Fidelity Management & Research Corp	Fidelity Asset Manager Fund*	2,055,784
Fidelity Management & Research Corp	Fidelity Short-Term Bond Portfolio*	8,116,108
Fidelity Management & Research Corp	Fidelity Disciplined Equity Fund*	922,709
Fidelity Management & Research Corp	Fidelity Asset Manager Growth Fund*	1,876,978
Fidelity Management & Research Corp	Fidelity Retirement Money Market Portfolio*	9,466,717
Fidelity Management & Research Corp	Fidelity Overseas Fund*	1,279,896
Fidelity Management & Research Corp	Fidelity Asset Manager Income Fund*	737,885
Fidelity Management & Research Corp	Fidelity Puritan Fund*	1,758,245
Fidelity Management & Research Corp	Fidelity Contrafund*	4,554,257
Fidelity Management & Research Corp	Fidelity Independence Fund*	1,795,320
Fidelity Management & Research Corp	Fidelity Blue Chip Fund*	3,246,691
Fidelity Management & Research Corp	Fidelity Equity Income II Fund*	675,451
Fidelity Management & Research Corp	Fidelity Spartan U.S. Equity Index Fund*	1,839,719
Janus International Holding LLC	Janus Overseas Fund	5,088,729
Janus International Holding LLC	Janus Worldwide Fund	3,006,160
Neuberger Berman, LLC	N&B Guardian Trust Fund	152,804
Founders Asset Management LLC	Founders Growth Fund	669,139
Goodrich Corporation	Common Stock Fund*	4,317,340

		77,199,395
Loans to participants*	Interest rates range from 2.45% to 7.25% with various maturity dates	3,638,376

Total		$80,837,771

* Indicates party-in-interest to the Plan.
Note: Cost information has not been included above because all investments are participant directed.

EXHIBIT INDEX
23       Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP